

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 14, 2009

Mr. John L. Flynn
Executive Vice President, General Counsel and Corporate Secretary
ICO Global Communications (Holdings) Limited
11700 Plaza America Drive, Suite 1010
Reston, Virginia 20190

> **Re:** **ICO Global Communications (Holdings) Limited**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 10, 2009**
> **File No. 001-33008**

Dear Mr. Flynn:

We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note in your preliminary proxy statement that you do not intend to issue fractional shares in connection with your proposed reverse stock split. We also note the recent disclosure in your annual report on Form 10-K filed on March 31, 2009 that you had 372 record holders of your Class A common stock as of March 5, 2009. We also note your disclosure on page 15 of your preliminary proxy statement that you do not intend the reverse stock split to be the first step in a going private transaction. Based on your disclosures, however, it is possible that your proposed transaction may

implicate the rules relating to going private transactions. Please advise us of your analysis as to the applicability of Rule 13e-3 under the Securities Exchange Act of 1934 to your proposed reverse stock split and revise your preliminary proxy statement to either disclose your analysis as to why Rule 13e-3 is not implicated or, alternatively, to provide all additional disclosures required under Rule 13e-3.

* * * * * * *

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief